Exhibit 10.2

December 7, 2023

Leland Westerfield

[*****]

Dear Lee:

It is my pleasure to offer you the position of Interim Chief Financial Officer (“Interim CFO”) of Veradigm Inc. (the “Company”), pursuant to the terms of this letter agreement (the “Offer Letter”).

The terms and conditions of your employment with the Company will be as follows and shall, subject to your satisfaction of the “Conditions to Employment” listed below, become effective as of the date on which you countersign this Offer Letter.

1.	Start Date: Your start date in this position will be January 1, 2024 (the “Start Date”).

2.	Position and Duties:

a.

As Interim CFO, you shall have such responsibilities, duties, and authorities as are commensurate with the position of Interim CFO, or as are assigned to you by the Interim Chief Executive Officer (or successor thereto). You acknowledge and agree that you will be designated as the Company’s “principal financial officer” and “principal accounting officer” for purposes of the Company’s financial statements and periodic reports.

b.

In your role as Interim CFO, you shall fulfill your duties and responsibilities in a diligent, trustworthy, and appropriate manner and in compliance with the policies and practices of the Company (as in effect from time to time) and applicable law. You shall devote your full business time and efforts to the performance of your assigned duties for the Company; provided, however, that you may provide transition services to Clearsense, Inc. (“Prior Employer”) for a reasonable period of time following the termination of your employment with the Prior Employer, provided that such transition services do not materially interfere with your employment with the Company.

3.	Term:

a.

You shall serve as the Interim CFO from the Start Date until the earlier of (i) the date that a permanent (non-interim) Chief Financial Officer commences employment (with not less than thirty (30) days’ prior written notice from the Company to you); (ii) the date which is six months from the Start Date (with not less than thirty (30) days’ prior written notice from the Company of its intent to not extend); (iii) the date that you resign from your employment with the Company for any reason; and (iv) the date the Company terminates your employment for any reason (with not less than thirty (30) days’ prior written notice from the Company to you, other than in connection with a termination of your employment for Cause (as defined below))

(such period, the “Initial Term”). Notwithstanding the foregoing, if the Initial Term ends prior to the six month anniversary of the Start Date for any reason other than (x) a termination of your employment by the Company for Cause (as defined below) or (y) your resignation from employment with the Company other than for Good Reason (as defined below), you will be entitled to receive continued payments of cash compensation pursuant to Section 4 below through the end of such six month period (subject to you executing and not revoking a general release of claims against the Company and its affiliates in a form reasonably satisfactory to the Company, if requested by the Company). The Initial Term may be extended by mutual agreement for successive three (3) month terms on the same basis (including with respect to compensation for services provided during any such extended term) of you and the Company (the Initial Term and any such extended term, the “Term”).

b.

For purposes of this Offer Letter, the term “Cause” shall mean the occurrence of any of the following with respect to you: (i) willful or grossly negligent failure to perform duties and obligations hereunder in any material respect, other than any such failure resulting from a disability; (ii) conviction of a crime or offense involving the property of the Company or any of its affiliates, or any crime or offense constituting a felony or involving fraud or moral turpitude; provided that, in the event of an arrest or indictment for a crime or offense related to any of the foregoing, then the Company may, at its option, place you on paid leave of absence, pending the final outcome of such arrest or indictment; (iii) conviction of violating any law, which violation is materially and demonstrably injurious to the operations or reputation of the Company and its affiliates; or (iv) material violation of any generally recognized policy of the Company or a refusal to follow the lawful directions of the Interim Chief Executive Officer or the Board of Directors of the Company (the “Board”); provided, that with respect to items (i) and (iv), any such action will constitute “Cause” only if, to the extent that the breach is capable of remedy, (A) the Board notifies you of any action of yours that constitutes Cause, which notice specifies in reasonable detail the alleged facts and specific action which the Board deems are a basis for a termination for Cause and (B) you fail to remedy such action within 30 days following the receipt of such notice.

c.

For purposes of this Offer Letter, “Good Reason” shall mean the occurrence of any of the following without your express written consent: (i) a reduction of your title or a material reduction by the Company in the degree of your responsibility and authority; (ii) a reduction in your Base Pay or Success Bonus (each as defined below) opportunity; (iii) a requirement by the Company to relocate more than 50 miles from the original location at which you perform your duties (it being understood that you will be expected to spend time in the Raleigh, North Carolina area during the Term, as reasonably required to perform your duties hereunder); or (iv) a material breach by the Company of this Offer Letter; provided, that any of the foregoing events shall constitute “Good Reason” only if (A) you notify the Board of any action that constitutes an event of Good Reason within 30 days of the occurrence thereof, which notice specifies in reasonable detail the alleged facts and specific action which you deem are a basis for a termination for an event of Good Reason; (B) the Company fails to remedy such action within 30 days following the receipt of such notice; and (C) you actually resign your employment within 90 days following the initial occurrence of the purported event triggering Good Reason.

4.

Ongoing Cash Compensation: During the Initial Term, you will be paid cash compensation at the rate of $65,625 per month (the “Base Pay”), payable in accordance with Company’s normal payroll practices and procedures.

5.

Success Bonus: You will be eligible to receive a cash bonus of up to $200,000 (the “Success Bonus”) based on the achievement of certain milestones during the Initial Term. The applicable milestones will be established by the Compensation Committee of the Board in its sole, good faith discretion and will be communicated to you under separate cover within 30 days following the Start Date, provided that it is anticipated that 50% of the Success Bonus will be based on achieving the filing of the Company’s Form 10-K for fiscal year 2022 and its Form 10-Qs for the first, second, and third quarters of 2023 prior to any extension deadline granted by the Nasdaq Hearings Panel. The Compensation Committee of the Board will use its good faith discretion in making all determinations relating to the Success Bonus (including as to the level of milestone achievement and whether a portion of the Success Bonus may be payable in the event of partial achievement), and such determinations will be binding and final. To the extent the Success Bonus becomes payable to you, it will be paid within 30 days following the end of the Initial Term.

6.

Benefit Plan Participation: During the Term, you will be eligible to participate in the Company’s health and welfare benefit programs that are available to other executive officers consistent with such programs’ terms and conditions (as in effect from time to time).

7.	Expense Reimbursement:

a.

The Company shall reimburse you for all reasonable travel expenses associated with your travel in the performance of your duties as Interim CFO, subject in each case to the Company’s expense reimbursement policies in effect from time to time.

b.

The Company shall reimburse you for your reasonable legal fees, incurred in connection with your consideration of whether to accept the offer to serve as Interim CFO, including the review of this Offer Letter, and all related documents, not to exceed $10,000.

8.

Representations: By accepting this offer, you (i) represent and warrant that you are not a party to or bound by any employment or services agreement, confidentiality agreement, noncompetition agreement, other restrictive covenant, fiduciary obligation, order, judgment or other obligation or agreement that would or could prohibit or restrict you from executing this offer (except from your obligation not to solicit employees or clients from the Prior Employer or as otherwise disclosed to the Company), being employed by the Company or from performing any of your duties hereunder and (ii) unconditionally agree not to use in connection with your employment with the Company any confidential or proprietary information which you have acquired in connection with any former employment or reveal or disclose to the Company or any of employees, agents, representatives or vendors of the Company, any confidential or proprietary information that you have acquired in connection with any former employment. You represent that you are accepting the Company’s offer in good faith, and that you understand that the Company will rely on your acceptance. The Company agrees that Article TENTH, Section 2 of the Company’s Fifth Amended and Restated Certificate of Incorporation, as amended, applies to you in connection with your employment with the Company pursuant to this Offer Letter.

9.

Governing Law; Forum: This offer letter shall in all respects be governed by and construed in accordance with the laws of the State of Delaware, not including the choice-of-law rules thereof. You and the Company consent to the exclusive and sole jurisdiction and venue of the state and federal courts located in Delaware for the litigation of disputes not subject to arbitration and waive any claims of improper venue, lack of personal jurisdiction, or lack of subject matter jurisdiction as to any such disputes.

10.

Withholdings: All payments provided for herein in your capacity as Interim CFO shall be reduced by any amounts required to be withheld from time to time under applicable federal, state or local income or employment tax law or similar statutes or other provisions of law then in effect.

11.

Section 409A: This Offer Letter shall be interpreted in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and any Treasury Regulations or other Department of Treasury guidance issued thereunder (“Section 409A”). If required by Section 409A, no payment or benefit constituting nonqualified deferred compensation that would otherwise be payable or commence upon the termination of employment shall be paid or shall commence unless and until you have had a “separation from service” within the meaning of Section 409A as determined in accordance with Section 1.409A-1(h) of the Treasury Regulations. For purposes of Section 409A, each of the payments that may be made hereunder is designated as a separate payment. If you are deemed on the date of termination to be a “specified employee” within the meaning of the term under Section 409A, then with regard to any payment or the provision of any benefit under any agreement that is considered nonqualified deferred compensation under Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided on the first business day following the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service,” and (B) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum (without interest) on the first business day following the Delay Period, and any remaining payments and benefits due under this Offer Letter shall be paid or provided in accordance with the normal payment dates specified for them herein. You agree to negotiate with the Company in good faith to make amendments to this Offer Letter as you and the Company mutually agree, reasonably and in good faith, are necessary or desirable to avoid the possible imposition of taxes or penalties under Section 409A, while preserving any affected benefit or payment to the extent reasonably practicable without materially increasing the cost to the Company. Notwithstanding the foregoing, you shall be solely responsible and liable for the satisfaction of all taxes, interest and penalties that may be imposed on you or for your account in connection with any payment or benefit under this Offer Letter (including any taxes, interest and penalties under Section 409A), and the Company shall have no obligation to indemnify or otherwise hold you (or any beneficiary successor or assign) harmless from any or all such taxes, interest or penalties.

12.

Entire Agreement: This Offer Letter supersedes all prior and contemporaneous oral or written, express or implied understandings or agreements regarding your employment with the Company, and contains the entire agreement between you and the Company regarding your employment with the Company. The terms set forth in this letter may not be modified, except in writing signed by an authorized representative of the Company, which expressly states the intention of the Company to modify the terms of this Offer Letter

13.

Assignment; Binding Effect: You understand that you have been selected for employment by the Company on the basis of your personal qualifications, experience, and skills. You agree, therefore, that you cannot assign all or any portion of your performance under this Offer Letter. The Company may assign this Offer Letter to the purchaser of substantially all of the assets of the Company, or to any subsidiary or parent company of the Company. Subject to the preceding two sentences, this Offer Letter shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective heirs, legal representatives, successors, and assigns.

14.

Conditions to Employment: This offer is contingent upon: (1) your execution of this Offer Letter; (2) you commencing employment as Interim CFO on the Start Date; and (3) you entering into the Company’s standard form of confidentiality, restrictive covenant, and intellectual property assignment agreement, as well as completing any other standard onboarding procedures reasonably required by the Company.

[Signature Page Follows]

If you are in agreement and plan to accept this offer, then please sign below and scan and email to [*****].

Sincerely,

/s/ Dave B. Stevens
Dave B. Stevens
Chairperson of the Compensation Committee

ACCEPTANCE:

I have read this letter and agree with the terms and conditions of my employment as set forth above.

Dated: December 7, 2023	Signature:	/s/ Leland Westerfield
Leland Westerfield